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VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:    Robyn Manuel

                    Joel Parker

                    Brian Fetterolf

                    Jennifer López-Molina

        Re:      StubHub Holdings, Inc.

                    Response to Letter dated March 7, 2022

                    Amendment No. 2 to Draft Registration Statement on Form S-1

                    Confidentially Submitted February 10, 2022

                    CIK No. 0001337634

Ladies and Gentlemen:

On behalf of our client, StubHub Holdings, Inc. (the “Company”), we are submitting this letter in response to the comments received from the staff of the U.S. Securities and Exchange Commission (the “Staff”) by letter, dated March 7, 2022 (the “Comment Letter”), regarding the Company’s Amendment No. 2 to Draft Registration Statement on Form S-1, as confidentially submitted to the Staff on February 10, 2022 (the “Draft Registration Statement”).

The Company is concurrently confidentially submitting to the Staff Amendment No. 3 to the Draft Registration Statement (“Amendment No. 3”), which has been revised to reflect certain revisions to the Draft Registration Statement in response to the Comment Letter as well as certain other changes.

For ease of review, we have set forth below each of the numbered comments of the Staff contained in the Comment Letter in bold type followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in

April 20, 2022

Amendment No. 3 and all references to page numbers in such responses are to page numbers in Amendment No. 3.

Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted February 10, 2022

Prospectus Summary

Expand into Adjacent Market Opportunities Across the Live Events Ecosystem, page 12

1.

We note your response to comment 3 that “the Company’s current role with respect to NFTs is simply to provide a marketplace for sales between third parties.” To the extent that such NFTs are currently being offered and sold, please include in your prospectus the description of NFTs currently being sold, the third-parties who are creating them, and your role in relation to such NFT marketplace within your prospectus. In this regard, we note that your response cites NFTs created by the NFL as a prospective example and your disclosure discusses such NFTs prospectively, but your website includes a description of such “NFL NFT promo” suggesting such marketplace is currently operating.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 12 and 115 of Amendment No. 3.

2.

We also note that your response to comment 3 does not provide the requested legal analysis. Please provide us with your legal analysis as to whether the NFTs offered and sold through your marketplace are securities under Section 2(a)(1) of the Securities Act of 1933. In responding to this comment, please address your operation of the marketplace. See Gary Plastic Packaging Corp. v. Merrill Lynch, Pierce, Fenner & Smith, Inc., 756 F.2d 230 (2d Cir. 1985).

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it is of the opinion that non-fungible tokens offered and sold through its marketplace (the “NFTs”) are not “securities” as defined in Section 2(a)(1) of the Securities Act of 1933, as amended (the “Securities Act”) and Section 3(a)(10) of the Securities Exchange Act of 1934, as amended (the “Exchange Act” and, together with the Securities Act, the “Acts”).

Factual Background Regarding Marketplace

To date, the only NFTs that have been made available through the Company’s platform were related to the “NFL NFT promo” described on page 12 of Amendment No. 3. The NFL NFT promo was offered during the 2021 NFL season, which ended in January 2022. Buyers of tickets for certain NFL games on the Company’s marketplace (the “Purchasers”) became eligible to receive an NFT from the NFL in connection with such ticket purchase (a “Qualified Ticket Purchase”). NFTs were only distributed in connection with a Qualified Ticket Purchase and were not available for purchase alone. For Qualified Ticket Purchases in connection with the NFL’s regular season, all Purchasers for a particular game received an NFT that was unique to that specific game,

April 20, 2022

and the Purchasers received the NFT if (1) they did not subsequently transfer their tickets prior to the game and (2) their tickets were scanned upon entry into the venue. For Qualified Ticket Purchases in connection with the NFL’s Super Bowl, each Purchaser received a unique NFT specific to their individual seat for which they purchased a ticket, and NFTs were received by each individual that scanned a ticket upon entry into the venue, even if tickets were transferred prior to the game. In each case, the NFL, not the Company, distributed the NFTs to the applicable Purchasers 48 to 72 hours after each game. The NFTs can be resold on the NFL’s NFT marketplace, but are not able to be distributed or resold on the Company’s marketplace. The NFL describes the NFTs as “digital collectibles,” a form of sports memorabilia.

Legal Analysis

As noted above, the Company is of the opinion that the NFTs are not classified as “securities” under the Acts.1 It reaches this opinion by determining that the NFTs are neither (i) “stock” or “equity securities” under the Acts nor (ii) an “investment contract” using the four prong Howey test. The Company reaches this conclusion through the analysis described below, while bearing in mind that “the primary goal of the securities laws is to regulate investments, and not commercial ventures,” such as the NFTs.2

Stock / Equity Security

The NFTs do not have the necessary characteristics of “stock” for the purpose of applying Section 2(a)(1) of the Securities Act, or of “equity securities” for the purpose of applying Section 3(a)(11) of the Exchange Act.3

Tcherepnin v. Knight4 and Landreth Timber Co. v. Landreth5 together stand for the proposition that if an instrument lacks the characteristics associated with the various types of securities, the instrument does not reside within the ambit of U.S. securities

[1]

The Supreme Court in SEC v. Edwards indicates that the definition of a security in Section 2(a)(1) of the Securities Act is “essentially identical in meaning” to the definition of security in Section 3(a)(10) of the Exchange Act. See SEC v. Edwards 540 U.S. 389, 393 (2004). As such, the Company’s view that the NFTs are not securities, and the Company’s reasoning underpinning this conclusion, applies to both Section 2(a)(1) of the Securities Act and Section 3(a)(10) of the Exchange Act.

[2]	Great Lakes Chem. Corp. v. Monsanto Co. and Sweet Tech., Inc., 96 F.Supp.2d 376, 387 (D. Del. 2000).
[3]

Section 3(a)(11) of the Exchange Act defines an “equity security” as “any stock or similar security; or any security future on any such security; or any security convertible, with or without consideration, into such a security, or carrying any warrant or right to subscribe to or purchase such a security; or any such warrant or right; or any other security which the Commission shall deem to be of similar nature and consider necessary or appropriate, by such rules and regulations as it may prescribe in the public interest or for the protection of investors, to treat as an equity security.”

[4]	389 U.S. 332 (1967).
[5]	471 U.S. 681 (1985).

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laws.6 The Court in Tcherepnin identified the right to receive “dividends contingent upon an apportionment of profits” as the most significant feature of stock, and in Landreth, the Court identified additional characteristics traditionally associated with stock, including: (1) negotiability; (2) the ability to be pledged or hypothecated; (3) voting rights in proportion to the number of shares owned; and (4) the ability to appreciate in value.7

Holders of the NFTs are not entitled to receive dividends (or other similar forms of payments or distributions) contingent upon an apportionment of profits and do not have the right to vote on any matters of the Company, the NFL or any other entity. Moreover, while it appears that nothing restricts the NFTs from being pledged or resold, appreciating in value or being transferred,8 the Staff has determined that the mere existence of these characteristics, which are common in many other types of property that are clearly outside the scope of the Acts, do not alone cause an instrument to be deemed a “stock” or “equity securities.”9 The Company concludes, therefore, that the NFTs fail the Tcherepnin and Landreth tests, and accordingly, are not “stock” or “equity securities.”

Investment Contract

The NFTs do not constitute an “investment contract” or an “instrument commonly known as a security” for purposes of the Acts.

The Court in Landreth suggested that the proper test for determining whether an instrument that does not clearly fit within the enumerated list of securities, or is otherwise unusual in nature, is an “investment contract” or an “instrument commonly known as a security,” is the economic realities test set forth in Securities and Exchange Commission v. W. J. Howey, 328 U.S. 293 (1946). In Howey, the Court set forth a four prong test to determine if an investment contract exists, indicating that in order to evaluate the economic realities of a transaction the test is whether the scheme involves (1) an investment of money (2) in a common enterprise (3) with expectation of profits (4) to come solely from the effort of others.10 The Court in United Housing Foundation Inc. v. Forman indicated that essential to such determination using the Howey test is whether the purchased instrument is purchased upon the premise of “reasonable expectation of profits

[6]	Tcherepnin, at 339; Landreth, at 686.
[7]	Landreth, at 686 (citing United Housing Foundation Inc. v. Forman, 421 U.S. 837 (1975)).
[8]

As discussed in more detail below, the mere possibility that an NFT may appreciate in value should not, by itself, create an “expectation of profit” on the part of a purchaser for the purpose of determining whether an NFT constitutes an “investment contract” in accordance with the Howey test.

[9]

See San Francisco Baseball Assocs. L.P. (avail. February 24, 2006) (granting a request for no-action under Section 2(a)(1) of the Securities Act for a seat license that the applicable submission letter indicated could be pledged, hypothecated, increase in value and transferred (as such term is used in relation to negotiability)) [hereinafter “SF Giants No-Action Letter”]; see also LA Fan Club, Inc. (avail. June 28, 2017) (granting a request for no-action under Section 2(a)(1) and (5) of the Securities Act and Sections 3(a)(10) and Section 12(g) of the Exchange Act for a seat license that was negotiable) [hereinafter “LA Rams No-Action Letter”].

[10]	SEC v. W.J. Howey Co., 328 U.S. 293, 301 (1946).

April 20, 2022

to be derived from the entrepreneurial or managerial efforts of others.”11 In applying this test, courts have traditionally found the term “profits” to mean either (1) capital appreciation resulting from the development of the initial investment or (2) a participation in earnings resulting from the use of investors’ funds.12 To determine whether there is a third party whose efforts create profit, the most recent guidance provided by the Staff asks whether there is a promoter, sponsor or other third party (or affiliated group of third parties) that provides undeniably significant managerial efforts that affect the failure or success of the instrument.13

Further, the Court in Gary Plastic Packaging Corp. v. Merrill Lynch, Pierce, Fenner & Smith, Inc. found that a traditional investment product that is ordinarily not a security (bank certificates of deposit (“CDs”)), when packaged by a broker-dealer along with additional features, including expert sourcing and otherwise unavailable secondary market liquidity, may form part of an arrangement that constitutes an investment contract.14

As further described below, the Company concludes that the NFTs do not constitute investment contracts because (1) the NFTs were not purchased by the Purchasers with a reasonable expectation of profits, (2) any potential profits from the ownership, use or sale of the NFTs would not be derived from the efforts of the Company or another active participant15, and (3) the Company did not package the NFTs as a broker-dealer, nor did it (a) include any expertise or services in connection with the NFTs, or (b) provide any additional liquidity through a secondary market or otherwise.

Expectation of Profit

In reaching the conclusion that the co-op “stock” at issue in Forman was not a security, the Court examined whether the purchaser was “‘attracted solely by the prospects of a return’ on his investment” or “motivated by a desire to use or consume the item purchased.”16 In analyzing this question, the Court conducted an “objective inquiry … into what the purchasers were ‘led to expect’,”17 specified whether marketing of the co-op and purchase of co-op “stock” induced a purchaser to expect profit18 and whether the

[11]	Forman, at 852.
[12]	Tcherepnin v. Knight, 389 U.S. 332, 339 (1967).
[13]	The Framework, supra note 1, Section II.c.1.
[14]	756 F.2d 230, 240 (2d Cir. 1985).
[15]	Id.
[16]	Forman, at 852 (citing Howey, 328 U.S. at 300).
[17]	Warfield v. Alaniz, 569 F.3d 1015, 1021 (9th Cir. 2009).
[18]

Forman, at 852—854 (discussing the impact of the “Information Bulletin” on the expectations of purchasers of Co-op “stock”); see Teague v. Bakker, 35 F.3d 978, 989 (4th Cir. 1994) (“the Court in Forman focused not on the testimony of purchasers of cooperative apartments, but on whether the marketing approach adopted by the sellers was likely to induce purchasers interested in turning a profit”).

April 20, 2022

economic reality of owning co-op “stock” would cause a purchaser to have an expectation of profit.19 The Court in Forman focused on how the economic reality of a transaction informed a purchaser’s intent and found that purchasers of co-op “stock” did not have an expectation of profit from the sale of this stock, “when a purchaser is motivated by a desire to use or consume the item purchased …. The securities laws do not apply.”20 The Staff has applied this economic reality principle where a purchaser’s primary motivation is in purchasing an instrument for its utility.21

Applying such objective analysis to the NFTs has the same result as in Forman – the NFTs were not marketed in a manner that would cause a purchaser to have an expectation of profit, and the economic reality of purchasing, holding, using and selling the NFTs does not cause a purchaser to have an expectation of profit. Rather, the value of the Qualified Ticket Purchase to the Purchaser was the NFL game ticket itself, with the NFT being simply an add-on collectible item that was only received after the game had been attended by the ticketholder. In fact, the NFL’s Terms and Conditions describe the NFTs as “digital collectibles” with “no inherent or intrinsic value.”

A Qualified Ticket Purchase, like the seat licenses contemplated in the SF Giants No-Action Letter and LA Rams No-Action Letter, are purchased for a singular reason – to exploit the utility of an instrument, which, in the case of a Qualified Ticket Purchase, was the underlying ticket to an NFL game and not the NFT, which was a commemorative item distributed after the game. A Purchaser has a strong economic motivation to derive value from using the NFL game ticket for its intended purpose and not as a means of deriving value from “any appreciation resulting from the development of” the NFTs, or “a participation in earnings resulting from the use of” the NFTs.22 This economic reality is similar to that present in the offering of seat licenses by the LA Rams and SF Giants. In these cases, the purchasers sought out the “recreational and entertainment benefits” of purchasing tickets to sporting events, and not the “theoretical possibility” of finding “another fan who will pay more for the seat license.”23 Comparably, the Purchasers sought out the opportunity to acquire tickets to an NFL game and not the theoretical possibility of selling the add-on NFT to another user in the future. Although some Purchasers may collect the NFTs with a hope that they will increase in value, the mere existence of a potential profit motive is not sufficient to constitute an investment contract where there is also a consumptive use for the associated purchase.24

[19]	Forman, at 855 – 858 (discussing potential manners in which holders of co-op “stock” may receive revenue or cost savings and whether the possibility of such created an expectation of profit).
[20]	421 U.S. at 852-53.
[21]

See LA Rams No-Action Letter (granting a request for no-action under Section 2(a)(1) and (5) of the Securities Act and Sections 3(a)(10) and Section 12(g) of the Exchange Act for a seat license that the applicable submission letter acknowledges may be resold without specific limitations on the price); see also SF Giants No-Action Letter (granting a request for no-action under Section 2(a)(1) of the Securities Act for a seat license that the applicable submission letter admits may have a face value that increases over time).

[22]	Tcherepnin, at 339.
[23]	LA Rams No-Action Letter, at Section 3, Expectations of Profit.
[24]

The Ticket Reserve, Inc., SEC No-Action Letter, 2003 WL 22195093, at *4 (Sep. 11, 2003) (Division of Corporation Finance would not recommend enforcement action despite the existence of some profit motive where there was also a consumptive use).

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Consumers commonly refrain from purchasing utility goods and commodities for speculative purposes, even those for which there is known demand and a resale market exists. This dynamic is present in the purchase of the seat licenses sold by the LA Rams and SF Giants. In each case, purchasers are offered the opportunity to pay a specified amount to guarantee themselves the right to purchase season tickets.25 The Company notes that seat licenses for the SF Giants and a number of NFL teams are currently traded on online markets, with a wide range of prices.26 Accordingly, while it is possible to trade in seat licenses and potentially make a profit on such trading, the Staff concurred in the view that the way these seat licenses were marketed and sold emphasized their use and not their profit potential.27 While the LA Rams and SF Giants argued in their submission letters that prior consent was required for the transfer of their respective seat licenses, the Company notes the transfer restrictions that the LA Rams and SF Giants pointed to in support of their respective arguments are illusory in practice, as evidenced by the seat license marketplaces referenced above. Based on a review of the online marketplaces, it appears that the required approvals are essentially lifted automatically or with the payment of a nominal fee. Moreover, the economic reality of these instruments was clear from the start, in that these teams have every incentive to automatically approve transfers of seat licenses as the profitability of their enterprises hinges on the sales of the underlying tickets and attendance at games, and is entirely agnostic as to the identity of the particular holder. Accordingly, the Staff’s rationale in granting no-action relief appears to have relied, at least in part, on the true economic purpose of the transaction. In this way, there is essentially no cognizable distinction between the instruments described in LA Rams and SF Giants on the one hand, and the NFL game tickets and NFTs on the other.

Given the foregoing, the Company is of the opinion that any expectation of profit in the purchase of the NFL game ticket and subsequent receipt of an NFT from the NFL, similar to the purchase of the co-op “stock” in Forman, is too “speculative and insubstantial,” particularly in light of the specific utility of the game ticket, to warrant the NFTs being deemed “securities” for purposes of the Acts.28 As such, under the Forman Court’s reasoning, the Company believes the securities laws do not apply to instruments that are purchased with a consumptive motive,29 such as Qualified Ticket Purchase.

[25]

See LA Rams No-Action Letter (indicating that the purchaser of a seat license provides a priority right to purchase season tickets to Rams home games); SF Giant No-Action Letter (indicating that a purchase of a seat license becomes “entitled and obligated to purchase full-season admission tickets”).

[26]

See PSL SOURCE, Buy & Sell Seat Licenses, https://www.pslsource.com/buy_new_york_giants_psl; see also SAN FRANCISCO GIANTS SEAT LICENSE MARKETPLACE, Charter Seat Licenses For Sale, (https://sfgiants.seasonticketrights.com/Charter-Seat-Licenses/For-Sale.aspx).

[27]	See Warfield, at 1021 (indicating a requirement that a purchaser be “led to expect” a profit in order to satisfy the “expectation of profits” prong of the Howey test.
[28]

See Forman, at 856 (reasoning that the likelihood of income accruing for the benefit of holders of co-op “stock” is “far too speculative and insubstantial to bring the entire transaction within the Securities Act”); International Brotherhood of Teamsters, Chauffeurs, Warehousemen and Helpers of America v. Daniel et al, 99 S.Ct. 790, 798 (1979) (determining that “the possibility of participating in a plan’s asset earnings ‘is far too speculative and insubstantial to bring the entire transaction within the Securities Acts’”).

[29]	Forman, at 853.

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Effort of Others

Even if the economic realities of the Qualified Ticket Purchase that suggest against a profit expectation in its purchase are ignored, the NFTs still fail to be “securities” because such expected profits would not be derived from the “entrepreneurial or managerial efforts of others” as required by the Howey test.30

Further, recent guidance provided by the Staff, called the Framework for “Investment Contract” Analysis of Digital Assets (the “Framework”), indicates that the prong of the Howey test requiring profits to be derived from the efforts of others is met where a “promoter, sponsor or other third party (or affiliate group of third parties) … provides essential managerial efforts that affect the success of the enterprise.”31 The Framework identifies these parties (or affiliated groups of parties) as “Active Participants.”32

A common theme running throughout the characteristics set forth in the Framework is that reliance is found where an Active Participant’s direction is central and critical to the network and digital asset. That is, the alleged Active Participant’s “entrepreneurial or managerial” role is “undeniably significant” to the operation and success of the network. Moreover, such role must have this same impact on the value and profit expectation of the NFTs.

With respect to the NFTs, neither the Company, the NFL nor any other person or entity provides such a central and critical role that would warrant a Purchaser to rely on their efforts to create a profit expectation or classify them as an Active Participant. Although the NFL developed and promoted the NFTs, it did not promote the NFTs on the basis of potential price appreciation or profits to holders. Rather, it specifically referred to the NFTs as “digital collectibles” similar to a trading card or other sports memorabilia, and explicitly said that those collectibles “have no inherent or intrinsic value.” The NFL does not have a “continuing managerial role in making decisions about or exercising judgment concerning” the value of the NFTs or the characteristics or rights that adhere to the NFTs.33

[30]	Forman, at 852.
[31]	The Framework, supra note 1, Section II.c.
[32]	Id.
[33]	Id.

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Only an instrument that meets all four prongs of the Howey test will be considered an investment contract and, therefore, a security. Based on the foregoing, the NFTs, without an expectation of profits derived from the “entrepreneurial or managerial efforts of others” or an identifiable Active Participant, will not meet the third prong. As a result, the Company concludes that the NFTs should not be found to be “securities.”

Additional Features/Secondary Market

The Company believes that the analysis in Gary Plastic does not change any of the foregoing. The Second Circuit found that a traditional investment product that is not a security subject to the registration requirements under the Securities Act (in this case, CDs), when packaged by a broker-dealer along with additional features including expert sourcing of the most attractive CDs and otherwise-unavailable secondary market liquidity, may form part of an arrangement that constitutes an investment contract.34 Investors in Gary Plastic relied on a broker-dealer to select the best CDs for investment purposes, and also relied on its guarantee that investors could obtain secondary market liquidity at any time, allowing the investors to lock in gains through the broker-dealer’s provision of secondary market liquidity. Each of the following factors distinguishes NFTs from the CDs in Gary Plastic:

•

First, the assets at issue in Gary Plastic were bank CDs, financial instruments that are intended to provide an economic return and are not securities that are subject to registration under the Securities Act because they are issued by banks under a separate regulatory regime. The NFTs represent digital collectibles, which are simply items of sports memorabilia that would not typically be investment securities.

•

Second, the Company does not recommend particular NFTs nor promote its platform as screening for the most attractive NFTs, in the manner the broker-dealer in Gary Plastic promoted its CD sales platform; instead the NFTs were add-on digital memorabilia provided by the NFL specific to an NFL game attended or seat occupied during the Super Bowl.

•

Third, while the Company is aware that the NFL has a secondary market in which the NFTs (akin to collectible trading cards) may be traded among participants, the Company does not promote the use of their secondary market nor does it guarantee that any secondary liquidity will exist for the NFTs.

[34]	Gary Plastic, at 763.

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Risk Factors

“None of our stockholders are party to any contractual lock-up agreement or other contractual restrictions…”, page 55

3.

We note your response to comment 6, as well as your amended disclosure that you “had __ RSUs outstanding,” that “[a]ll of the shares of Class A common stock issuable upon the exercise of stock options and the settlement of RSUs will be registered for public resale,” and that such “shares will be able to be freely sold in the public market upon issuance, subject to applicable vesting requirements . . . .” Please also state the number of RSUs that will have both vested and settled close in time to the closing of the direct listing, to provide investors with additional quantifiable context for the dilution and price volatility risks.

Response:    In response to the Staff’s comment, the Company has revised the disclosure on page 55 of Amendment No. 3 and advises the Staff such disclosure is also contained on page 1 of Amendment No. 3.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures

Adjusted EBITDA, page 77

4.	Please disclose the rationale for making an adjustment for stock-based compensation expense in your calculation of adjusted EBITDA.

Response:    In response to the Staff’s comment, the Company has revised the disclosure on page 77 of Amendment No. 3.

Business, page 109

5.

We note your response to comment 10 that your “measure for possessing one of the most comprehensive proprietary datasets of live event information in the industry is based on over 35 years of combined experience across the StubHub and viagogo businesses, which has facilitated the largest number of transactions based on GMS in the live events industry” (emphasis added). Your disclosure in the prospectus, e.g. page 10, only relies on such 35 years of combined experience. Please revise your disclosure throughout the prospectus to ascribe the measure and source to your statement. For example, please revise to state that your statement is supported by the number of transactions based on GMS, if true, and whether you make such industry statement based on public filings and equity research reports, similar to your assessment of your position in the marketplace on page 3.

Response:    In response to the Staff’s comment, the Company has revised the disclosure on pages 10, 71, 105 and 113 of Amendment No. 3.

April 20, 2022

6.

Also, we note your response to comment 10 attributing your statement regarding your position as the largest global marketplace by GMS to “the compilation of data from various sources, including certain public regulatory filings of the Company’s largest competitors and equity research reports, rather than a single source.” Please provide supplemental copies of such equity research reports, which we note you also refer to in your prospectus (e.g., the footnote on pages 4, 71 and 101). Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

Response:    In response to the Staff’s comment, the Company advises the Staff that the Company is concurrently submitting for the Staff’s review, under separate cover, the referenced data compilation.

7.

We note your revised disclosure in response to comment 2. To the extent material, please revise your disclosure to quantify, if possible, the percentage of revenue attributable to professional resellers. In this regard, we note your disclosure on page 111 that some of your growth strategies regarding the expansion of seller services are focused on professional resellers.

Response:    The Company respectfully advises the Staff that, as disclosed in Amendment No. 3, the Company defines professional resellers as individuals and businesses that purchase tickets with an intent to resell. The Company recognizes that some of its sellers meet this definition and believes that their use of the Company’s platform demonstrates the broad appeal of the Company’s offerings. However, the Company does not currently track professional resellers or the revenue they generate in a specific or reliable manner nor does it use such information for operational or strategic decision making within the business. As such, the Company is not able to quantify the percentage of its revenue attributable to professional resellers.

Plan of Distribution, page 161

8.	To ensure consistency throughout your filing, please revise the first sentence of this section. In this regard, you reference trading venues other than NASDAQ.

Response:    The Company respectfully advises the Staff that, upon effectiveness of its registration statement, although its Class A common stock will only be formally listed on Nasdaq, trading may be, and often is, effected at prevailing market prices through other public exchanges or registered alternative trading systems such as electronic communication networks. Though the Company has very little control or insight into if or when this may occur, it believes it necessary to include this language in its disclosure in order to provide for the most accurate plan of distribution disclosure.

The Company further advises the Staff that this disclosure is consistent with that of all other issuers which have listed shares on the New York Stock Exchange or the Nasdaq Capital Market through a direct listing to-date, and consistent with corresponding disclosure in resale registration statements generally. It therefore believes that this language is not misleading and provides the most accurate and complete description to potential investors.

April 20, 2022

Part II

Item 15. Recent Sales of Unregistered Securities, page II-2

9.

Please revise to provide the disclosure required by Item 701 of Regulation S-K for all relevant issuances and include the exemption relied upon and the facts supporting your reliance upon the exemption. For example, we note your issuances of shares pursuant to convertible promissory notes and your Class A Common Stock Purchase Agreement discussed in the section “Certain Relationships and Related Party Transactions.”

Response:    In response to the Staff’s comment, the Company has revised the disclosure on pages II-2 and II-3 of Amendment No. 3.

* * *

April 20, 2022

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (212) 906-1311 or by fax at (212) 751-4864 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Michael Benjamin
Michael Benjamin of LATHAM & WATKINS LLP

cc: Eric	H. Baker, StubHub Holdings, Inc.

Mark Streams, StubHub Holdings, Inc.

Greg Abovsky, StubHub Holdings, Inc.

Tad J. Freese, Latham & Watkins LLP

Alison A. Haggerty, Latham & Watkins LLP

Dave Peinsipp, Cooley LLP

Nicole Brookshire, Cooley LLP

Kristin VanderPas, Cooley LLP

Denny Won, Cooley LLP